Exhibit 99.12

NEWS RELEASE

Lorus Therapeutics Apply to Extend Annual Meeting Date

TORONTO, ONTARIO - October 11, 2013 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, issued a Notice of Application in the Ontario Superior Court of Justice, Commercial List (the “Court”) today. The application seeks an order pursuant to Section 133(b) of the Canada Business Corporations Act (the “CBCA”) extending the time for Lorus to call the next annual meeting of its shareholders (“AGM”) to March 31, 2014, together with an order validating service of the application materials in the manner described in the affidavit of Aiping Young, President and CEO of Lorus, sworn October 10, 2013. The application is scheduled to be heard before a judge of the Court on October 23, 2013, at 10:00 a.m., at 330 University Avenue, Toronto, Ontario.

In support of the application, Lorus will today file with the Court the following materials (the “Court Materials”): Application Record, containing the Notice of Application, the Affidavit of Aiping Young, sworn October 10, 2013 and a draft Order; Factum; and, Brief of Authorities. The Court Materials will be posted on Lorus’ website at www.lorusthera.com.

Lorus had originally intended to hold its Annual General Meeting before November 30, 2013. However, as

Lorus advances in its previously announced strategic review process, management has come to believe that such process may result in the requirement to present one or more matters to shareholders for approval. Therefore, with a view to avoiding an unnecessary duplication of expenses, Lorus is requesting court approval to delay the holding of its Annual General Meeting.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find future financing, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.

Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372

ewilliams@lorusthera.com